Mail Stop 4561

February 19, 2009

VIA USMAIL and FAX (630) 954-0595

Mr. Kent M. Yauch
Vice President, Chief Financial Officer and Treasurer
General Employment Enterprises, Inc.
One Tower Lane, Suite 2200
Oakbrook Terrace, Illinois 60181

>   **Re: General Employment Enterprises, Inc.**
>   **Form 10-KSB for the year ended September 30, 2008**
>   **Filed on November 26, 2008**
>   **File No. 001-05707**

Dear Mr. Kent Yauch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2008

Financial Statements and Notes

Significant Accounting Policies

Revenue Recognition, page 16

1.   Please tell us what consideration you gave to disclosing the amount of the provision for estimated losses due to applicants not remaining employed for the Company's guarantee period for each period covered in your audited financial statements. For any significant variances from period to period, please provide a discussion explaining the cause of the changes and whether there were modifications to any of the underlying assumptions in determining the reserve.

Retirement Plans, page 20

2.   With respect to your deferred compensation plan, we note that the participants direct the investments of the trust which appears to indicate that the plan permits diversification and that the employees have diversified the investments. Please tell us whether any of the plan assets are currently invested in the employer stock. Additionally, confirm that your accounting treatment is consistent with the provisions of EITF 97-14.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief